SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Carter's, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

146229109
(CUSIP Number)

April 16, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146229109	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matrix Capital Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,475,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,475,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.48%
12		TYPE OF REPORTING PERSON (See Instructions) IA, OO

CUSIP No. 146229109	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David E. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,475,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,475,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.48%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 146229109	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Carter's, Inc.

(b) Address of Issuer’s Principal Executive Offices

The Proscenium

1170 Peachtree Street NE, Suite 900

Atlanta, Georgia 30309

Item 2.	(a) Name of Person Filing

Matrix Capital Management Company LLC

David E. Goel

(b) Address of Principal Business Office, or, if none, Residence

Each of the Reporting Persons has its business address at:

Bay Colony Corporate Center

1000 Winter Street, Suite 4610

Waltham, MA 02451

(c) Citizenship

Matrix Capital Management Company LLC is organized under the laws of the State of Delaware.

David E. Goel is a United States citizen.

(d) Title of Class of Securities

Common Stock, $0.01 par value

(e) CUSIP No.:

146229109

CUSIP No. 146229109	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 146229109	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Matrix Capital Management Company LLC, in its capacity as an investment adviser, has the sole right to vote and dispose of the Issuer's Common Stock. David E. Goel is the Managing Member of Matrix Capital Management Company LLC. Matrix Capital Management Company LLC and Mr. Goel disclaim beneficial ownership of the Common Stock of the Issuer.

(a) Amount beneficially owned: 1,475,000

(b) Percent of class: 2.48%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,475,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,475,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

X

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 146229109	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2013

Matrix Capital Management Company LLC.

By:	David E. Goel
	Name:	David E. Goel
	Title:	Managing Member

By:	David E. Goel
	Name:	David E. Goel

CUSIP No. 146229109	SCHEDULE 13G/A	Page 8 of 8 Pages

 Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G/A needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Carter's, Inc. and that the Schedule 13G/A to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 18th day of April 2013.

Date: April 18, 2013

Matrix Capital Management Company LLC

By:	David E. Goel
	Name:	David E. Goel
	Title:	Managing Member

By:	David E. Goel
	Name:	David E. Goel